65 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

06018585

Date: 13 Nov 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

11/20

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	**Date**	**Schedule**
1.	*Immediate Report*	*01/11/06*	*1*
2.	*Immediate Report*	*31/10/06*	*2*
3.	*Immediate Report*	*02/11/06*	*3*
4.	*Immediate Report*	*07/11/06*	*4*
5.	*Immediate Report*	*08/11/06*	*5*
6.	*RE: Agreement*	*05/11/06*	*6*
7.	*Immediate Report*	*09/11/06*	*7*
8.	*Immediate Report*	*09/11/06*	*8*
9.	*Holding(s) in Company*	*07/11/06*	*9*
10.	*Holding(s) in Company*	*12/11/06*	*10*
11.	*Immediate Report*	*13/11/06*	*11*
12.	*Immediate Report*	*07/11/06*	*12*
13.			
14.			
15.			
16.			
17.			
18.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: 01 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Tuesday, 31st October 2006 at around 6:30 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Tuesday, 31st October 2006, BH Israel LLC borrowed 418,785 (four hundred eighteen thousand seven hundred and eighty five) nominal value shares of the Bank, which were sold on the same day at an average price of 2139.17.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: 31 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter "the Bank") hereby respectfully notifies as follows:

1. Following contacts between the Bank's subsidiary company, Isracard Ltd. (hereinafter "Isracard") and the companies Leumi Card Ltd. and Israel Credit Cards Ltd. (the three companies together being hereinafter referred to as "The Credit Card Companies") and Israel's Antitrust Commissioner (hereinafter "the Commissioner"), The Credit Card Companies came to an arrangement among them (hereinafter "the Arrangement"), with the support of the Commissioner, to the effect that The Credit Card Companies would enter into a detailed "domestic agreement" among themselves for full local acquiring and clearing credit card transaction charges in Israel, including implementation of an appropriate technical interface, of transactions made with VISA and Mastercard cards. This arrangement also includes matters that need to be approved as a restrictive practice by the Restrictive Trade Practices Tribunal. The Credit Card Companies, together with the respective banks which control them, the Bank, Bank Leumi Le Israel B.M., Israel Discount Bank Ltd. and The First International Bank of Israel Ltd. lodged an application with the tribunal on 30th October, 2006 for the approval of the restrictive practice, on terms which were elaborated and agreed with the Commissioner. The Arrangement will take effect as and when it is approved by the Tribunal and will expire on 1st July 2013.

2. The conditions of the Arrangement include, *inter alia*: fixing the rates of interchange fees (the fees payable by an acquirer of credit card transactions to an issuer of credit cards with which such transactions were made) at gradually decreasing rates during the period of the Arrangement, a commitment of the parties to apply to the tribunal for the approval of interchange fees after the expiration of the Arrangement if the parties wish to continue cross clearing, the obligation of Isracard to fix, on certain conditions, identical rates of commission for a business which clears Isracard card transactions and Mastercard transactions with Isracard, as well as various rules of conduct to apply to The Credit Card Companies when contracting with merchants for the purpose of honouring credit cards, amongst which are prohibition of tying between different cards, various prohibitions regarding discrimination, and in addition, a commitment of the said banks to apply the aforesaid rules of conduct also to themselves and to adopt rules of conduct in their relationships with credit card holders and with merchants that honour credit cards, aimed to prohibit discrimination, tying or exertion of influence in ways prohibited under the Arrangement, to switch to a certain credit card or to clearing with any of The Credit Card Companies.

3. The Arrangement also includes a provision according to which the Commissioner will revoke the declaration of Isracard as a monopoly in acquiring of Isracard card transactions and Mastercard card transactions upon the fulfillment of conditions prescribed in the Arrangement, among which is the approval by the Tribunal of the Arrangement and the implementation of cross clearing of transactions through the technical interface.

4. The Bank estimates that the implementation of the Arrangement and its conditions will bring about changes in operating procedures of Isracard, and that the reduction of the interchange fees or the equalisation of the commission for acquiring Isracard card transactions with those for acquiring Mastercard card transactions may lead to a decrease in the income of the Bank Hapoalim group in the future. However the Bank is unable to assess the extent of this effect.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)

Yoram Weissbrem
Secretary of the Bank

(-)

Amihai Sella, Adv.
Deputy Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 02 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Wednesday, 1st November 2006 at around 7:35 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Wednesday, 1st November 2006, BH Israel LLC borrowed 130,000 nominal value shares of the Bank, which were sold on the same day at an average price of 2132.1686.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: 07 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Monday, 6th November 2006 at around 7:00 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Monday, 6th November 2006, BH Israel LLC borrowed 1,675,840 nominal value shares of the Bank, which were sold on the same day at an average price of 2148.64.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

10.01 057004 ליול

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 5

Date: 08 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Tuesday, 7th November 2006 at around 6:42 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Tuesday, 7th November 2006, BH Israel LLC borrowed 1,000,000 nominal value shares of the Bank, which were sold on the same day at an average price of 2153.8534.
2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Advocate
Deputy Secretary of the Bank

ת"ל 10.01 057004

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 6

Date: 05 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report of 29th October, 2006, Bank Hapoalim B.M. (hereinafter – the Bank) hereby notifies that on 3rd November, 2006, in the late hours of the evening, BankPozitif Credi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter – BankPozitif, control of which the Bank is currently in the process of acquiring) entered into an agreement for the purchase of 100% of the outstanding share capital of Demir Kazhakhstan Bank (hereinafter – DKB, a bank incorporated and operating in Kazakhstan), comprising 20,000 shares of KZT 50,000 nominal value each. BankPozitif will acquire the aforementioned shares from Mr. Halit Cingillioglu, DKB's current owner and a related party of C Faktoring Anonim Sirketi, the controlling shareholder of BankPozitif prior to the Bank's acquisition of control thereof.

In consideration of the purchase, BankPozitif will, on the closing date of the transaction, pay the sum of about 24 million US Dollars, subject to adjustments (hereinafter – the Purchase Price). DKB's equity capital at present amounts to about 14 million US Dollars.

In order to pay the Purchase Price as aforesaid, the Bank and C Faktoring are expected to increase the capital of BankPozitif, in proportion to their holdings as shareholders thereof, by the amount of such Purchase Price, which increase in capital shall be used to pay the Purchase Price. Thus, the Bank is expected to bear about 57.55% of the Purchase Price, namely the sum of about 14 million US Dollars, the balance to be borne by C Faktoring.

At the time of its acquisition, DKB is engaged in the provision of banking services to corporate and retail customers in Kazakhstan. BankPozitif intends to continue developing DKB by, inter alia, developing DKB's banking capabilities and products, expanding its branch network, and broadening its customer base.

The completion of the acquisition of DKB by BankPozitif is subject to fulfillment of various conditions precedent, including the receipt of a permit from the Governor of the Bank of Israel for the acquisition, and additional permits from the competent authorities in Turkey and Kazhakhstan.

The following financial highlights (in thousands of KZT's) are taken from DKB's financial statements, which are prepared according to IFRS, as presented to the Bank and BankPozitif before signing the purchase agreement:

	As at 31st December, 2004	As at 31st December, 2005	As at 30th September, 2006 (unaudited)
Total Assets	4,607,952	7,102,939	10,287,063
Income	490,622	674,792	6,576,141
Pre-tax Operating Profit from Ordinary Activity	108,532	181,626	30,039
Net Profit	111,326	118,505	468,287

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) *(-)*

Alberto Garfunkel
Member of the Board of Management

Moriah Hoftman-Doron, Adv.
Deputy Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: 09 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Wednesday, 8th November 2006 at around 7:09 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Wednesday, 8th November, 2006, BH Israel LLC borrowed 22,000 nominal value shares of the Bank, which were sold on the same day at an average price of 2,130.5454.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 8

Date: 09 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Thursday, 9th November 2006 at around 6:00 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Thursday, 9th November, 2006, BH Israel LLC borrowed 978,000 nominal value shares of the Bank, which were sold on the same day at an average price of 2,141.8329.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/11/2006
Reference: 2006-01-127294

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	122,377,386	9.66	9.66	9.57	9.57

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *121,786,686*
Change in Quantity of Securities: *590,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 88,919,470 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Bank Hapoalim B.M.

Registration no. 520000118

Schedule 10

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 12/11/2006

Reference: 2006-01-130135

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	122,686,935	9.73	9.73	9.64	9.64

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *122,377,386*
Change in Quantity of Securities: *309,549*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 89,069,851 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.